Exhibit 99.1

February 24, 2022

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that a meeting of the Board of Directors (the “Board”) of Banco de Galicia y Buenos Aires S.A.U. (the “Bank”), a subsidiary of Grupo Financiero Galicia S.A., was held on the date hereof, pursuant to which the Board authorized and approved of the calling of an Ordinary Shareholders’ Meeting of the Company (the “Shareholders’ Meeting”) to be held on March 16, 2022, at 4:00 pm local time.

Grupo Financiero Galicia S.A. has confirmed that it will attend the Shareholders’ Meeting. As such, the Shareholders’ Meeting will be held in accordance with Article 237 (final section) of the Argentine General Corporations Law.

The agenda for the meeting has been made available by the Bank and can be accessed via the following web page: www.gfgsa.com.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which original document in Spanish shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com